SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDICAL PROPERTIES TRUST, INC.
(Name of Subject Company (Issuer))

MEDICAL PROPERTIES TRUST, INC.
(Name of Filing Person (Issuer))

MPT Operating Partnership, L.P. 9.25% Exchangeable Senior Notes due 2013
(Title of Class of Securities)
55342NAG5
(CUSIP Number of Class of Securities)

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:
Yoel Kranz, Esq.
James P.C. Barri, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$108,791,222.22	$12,630.66

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $108,791,222.22. The amount of the filing fee, $116.10 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 0-11(a)(2), the filing fee is being offset by $12,630.66 out of a total of $29,960.04 of unutilized fees relating to $601,285,769 of unsold securities previously registered on the registration statement on Form S-3 (Registration No. 333-140433), originally filed by Medical Properties Trust, Inc. on February 2, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	Medical Properties Trust, Inc.
Form or Registration No.:	333-140433	Date Filed:	February 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Medical Properties Trust, Inc., a Maryland corporation (“Medical Properties Trust”). This Schedule TO relates to the offer by Medical Properties Trust to purchase for cash any and all of MPT Operating Partnership, L.P.’s (the “Operating Partnership”) outstanding 9.25% Exchangeable Senior Notes due 2013 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2011 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Operating Partnership is an indirect subsidiary of Medical Properties Trust.
     The Notes were issued by the Operating Partnership pursuant to an Indenture, dated as of March 26, 2008, among the Operating Partnership, as Issuer, Medical Properties Trust, as Guarantor, and Wilmington Trust Company, as Trustee (the “Trustee”). The Notes are fully and unconditionally guaranteed by Medical Properties Trust, and are exchangeable for cash up to their principal amount and shares of Medical Properties Trust common stock for the remainder of the exchange value in excess of the principal amount. As of June 15, 2011, the aggregate principal amount of the outstanding Notes was $82,000,000.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.
     (a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:
Medical Properties Trust, Inc. 1000 Urban Center Drive, Suite 501 Birmingham, AL 35242 (205) 969-3755
     (b) Securities. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.
     (c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The common stock into which the Notes are exchangeable trade on the New York Stock Exchange under the symbol “MPW.” The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.
     (a) Name and Address. This Schedule TO is an issuer tender offer made by Medical Properties Trust. The business address and telephone number of Medical Properties Trust are set forth under Item 2(a) above.
     The names of the executive officers and directors of Medical Properties Trust who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Medical

Properties Trust, Inc., 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242 and the telephone number for each such person is (205) 969-3755.

Name	Position
Edward K. Aldag, Jr.	Chairman of the Board, President and Chief Executive Officer
R. Steven Hamner	Executive Vice President, Chief Financial Officer and Director
Emmett E. McLean	Executive Vice President, Chief Operating Officer, Treasurer and Secretary
William G. McKenzie	Director
G. Steven Dawson	Director
Robert E. Holmes, Ph.D.	Director
L. Glenn Orr, Jr.	Director
Sherry A. Kellett	Director

Item 4.	Terms of the Transaction.
     (b) Material Terms. The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled “Summary,” “Terms of the Tender Offer—General,” "—Purchase Price,” “—Sample Calculations of Purchase Price,” “—Conditions to the Tender Offer,” "—Procedures for Tendering,” “—Withdrawal of Tenders,” “Certain Significant Considerations” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
     (c) Purchases. To the best of Medical Properties Trust’s knowledge, no Notes are owned by, and the Notes will not be purchased from, any executive officer, director or other affiliate of Medical Properties Trust.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities. The documents and information set forth in the section of the Offer to Purchase entitled “Where You Can Find More Information” are incorporated herein by reference. The following sets forth agreements, arrangements or understandings that involve the Notes:
     1. Indenture, dated as of March 26, 2008, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).
     2. Registration Rights Agreement, dated as of March 26, 2008, among MPT Operating Partnership, L.P., Medical Properties Trust, Inc., and UBS Securities LLC, as representative of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).
     Medical Properties Trust also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are as follows:
     1. Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 17, 2007).
     2. Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).
     3. Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K/A dated July 31, 2007, filed with the Commission on August 15, 2007).

     For a description of these plans and agreements, see Medical Properties Trust’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011, and Medical Properties Trust’s Proxy Statement for its 2011 Annual Meeting of Stockholders, filed on April 28, 2011.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.
     (a) Purposes. The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” is incorporated herein by reference.
     (b) Use of Securities Acquired. Medical Properties Trust will deliver the Notes purchased by Medical Properties Trust in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.
     (c) Plans. Except for the Offer, Medical Properties Trust does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.	Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” and “Terms of the Tender Offer” is incorporated herein by reference.
     (b) Conditions. The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Conditions to the Tender Offer” is incorporated herein by reference. Medical Properties Trust does not have any alternative financing plans or arrangements in the event the source of funds discussed in (a) above is not available.
     (d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” and “Terms of the Tender Offer” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
     (a) Securities Ownership. To the best of Medical Properties Trust’s knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Notes.
     (b) Securities Transactions. Neither Medical Properties Trust nor any of its subsidiaries have effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase. In addition, based on Medical Properties Trust’s records and on information provided to Medical Properties Trust by its and its subsidiaries’ directors and executive officers, to the best of Medical Properties Trust’s knowledge, none of its or its subsidiaries’ directors or executive officers has effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Dealer Manager; Depositary; Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.
     Not applicable.

Item 11.	Additional Information.
     None.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated June 15, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients.

(a)(2)-(4)	Not applicable.

(a)(5)(A)*	Press Release, dated June 15, 2011 announcing Medical Properties Trust, Inc.’s launch of the tender offer.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 26, 2008, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(2)	Registration Rights Agreement, dated as of March 26, 2008, among MPT Operating Partnership, L.P., Medical Properties Trust, Inc. and UBS Securities LLC, as representative of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 17, 2007).

(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).

(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K/A dated July 31, 2007, filed with the Commission on August 15, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICAL PROPERTIES TRUST, INC.
By:	/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer
Dated: June 15, 2011

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 15, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients.

(a)(2)-(4)	Not applicable.

(a)(5)(A)*	Press Release, dated June 15, 2011 announcing Medical Properties Trust, Inc.’s launch of the tender offer.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 26, 2008, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(2)	Registration Rights Agreement, dated as of March 26, 2008, among MPT Operating Partnership, L.P., Medical Properties Trust, Inc. and UBS Securities LLC, as representative of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 17, 2007).

(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).

(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K/A dated July 31, 2007, filed with the Commission on August 15, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith